UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 18, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Jet Token, Inc.

File No. 024 -11103 CF#37530

Jet Token, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form 1-A offering statement filed on October 29, 2019.

Based on representations by Jet Token, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public:

> Exhibit 6.2
> Exhibit 6.6
> Exhibit 6.7

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa Countryman
Secretary